June 21, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bonnie Baynes

Mark Brunhofer

Jessica Livingston

David Lin

Division of Corporation Finance

Re:	Reinvent Technology Partners Z

Amendment No. 1 to

Registration Statement on Form S-4

Filed May 11, 2021

File No. 333-254691

Ladies and Gentlemen:

On behalf of Reinvent Technology Partners Z (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 25, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on May 11, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed May 11, 2021

Unaudited Pro Forma Condensed Combined Statement of Operations, page 188

1.

We note your response to prior comment 6 and the revised description for adjustment 6(f) on page 195 of Note 6 for the $16.6 million balance sheet impact as transaction costs of Reinvent Technology Partners Z, which is in accumulated deficit in the unaudited pro forma condensed combined balance sheet on page 186. As previously requested, please revise your unaudited pro forma condensed combined statement of operations on page 188, and the related adjustments on page 196 of Note 7, to add $16.6 million of general and administrative expenses associated with these costs. Refer to Regulation S-X, Rule 11-02(a)(6)(i)(B).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 189 and 198 in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 to reflect the adjustment for updated estimates of the Company’s transaction costs of $8.6 million within the general and administrative expenses in accordance with Regulation S-X, Rule 11-02(a)(6)(i)(B), which requires assuming adjustments were made as of the beginning of the fiscal year presented.

Our Company, page 214

2.

We note your revised disclosure on pages 215 and 219 in response to comment 9 citing Delighted, your “3rd party survey vendor.” Please disclose the full name of Delighted and clarify what type of entity Delighted is. Please also tell us whether you commissioned this survey for use in the registration statement, and, if so, analyze whether you are required to file a consent pursuant to Rule 436 of the Securities Act. Please also confirm that any third-party study or report commissioned by, or conducted by, the company is identified as such in the registration statement.

Response: In response to the Staff’s comment, Hippo Enterprises Inc. (“Hippo”) respectfully advises the Staff that it has revised its disclosure on pages 217 and 221. Hippo further advises the Staff that the surveys referenced in the Registration Statement are conducted using Delighted, an industry leading NPS survey tool that is owned by Qualtrics, LLC, and that such surveys have been conducted for Hippo on a monthly basis since 2017 and were not commissioned for purposes of the Registration Statement.

Key Operating and Financial Metrics and Non-GAAP Measures, page 246

3.	We continue to evaluate your response to prior comment 14 and may have additional comments.

Response: In response to the Staff’s comment, Hippo respectfully advises the Staff that it has removed references to Ratio of Adjusted EBITDA to Total Written Premium from the Registration Statement pursuant to the Staff’s request.

Total Earned Premium, page 248

4.	We note your response to prior comment 16. Please address the following:

•

You identify Total Earned Premium (TEP) as a non-GAAP measure. Tell us how the inclusion of Ceded Earned Premium (CEP) and Placed Earned Premium (PEP) (amounts that will never be reflected in GAAP revenue) in TEP is appropriate. Explain why the inclusion of CEP and PEP is not a tailored accounting principle as contemplated in Compliance and Disclosure Interpretations Question 100.04 on Non- GAAP Financial Measures.

•

As previously requested, tell us why it is appropriate to use TEP as the denominator in your ratio of Adjusted Gross Profit (AGP) to TEP when TEP is commensurate with over time recognition and your commission income included in AGP is earned at a point in time. In this regard, it appears that your divisor would be more meaningful if it included Gross Placed Premium instead of PEP.

Response: In response to the Staff’s comment, the Company previously submitted a partial response letter in order to address this question. Hippo further advises the Staff that it has removed references to Ratio of Adjusted Gross Profit to Total Written Premium from the Registration Statement pursuant to the Staff’s request. The metric has been renamed to Total Generated Premium.

5.

We note your response to prior comment 17 that TEP includes CEP. Our prior comment specifically relates to the third sentence in the first paragraph of this section on page 248 that begins with “We exclude the impact of ceded premium.” As TEP includes ceded earned premiums it appears incongruent to indicate that it excludes the impact of ceded premiums. Please revise your disclosure to clarify. In this regard, it appears that in the context of your disclosure you may need a double negative and a comparator to clarify the meaning of your disclosure. It appears that you exclude the removal of ceded premium from TEP as compared to some other measure for the reasons you disclose.

Response: In response to the Staff’s comment, Hippo respectfully advises the Staff that it has revised its disclosures on pages 47, 129, 248, 251 and 252 of the Registration Statement to remove references to TEP and replaced the volume metric presented with Total Generated Premium.

Insurance Related Expenses, page 260

6.

We note your response to prior comment 18. Please reconcile for us your statement in the third bullet of your response that external commissions expense on policies not written by your own carrier are classified as Sales and Marketing Expenses and that in response to prior comment 14 where you indicate that Direct Acquisition Costs for policies written by third party carriers are included in Insurance Related Expenses.

Response: In response to the Staff’s comment, Hippo respectfully advises the Staff that the previous response to prior comment 14 mistakenly included external commissions expense on policies not written by Hippo’s own carrier under Insurance Related Expenses. Such expenses should have been shown and classified under Sales and Marketing Expenses. Please find a revised response with updated classification below:

Hippo respectfully requests that the Staff consider the two examples below with the following simplified assumptions for a one-year policy term:

1.	Ceding commission of $1,000 (reflected as Commission income, net)

2.	Direct Acquisition Costs of $400

3.	In the first case, 100% of the underlying portfolio is written on a 3rd party carrier’s paper

4.	In the second case, 100% of the underlying portfolio is written on Spinnaker’s paper

	Illustrative Examples
% of Premium written on Hippo’s Carrier	0%	100%
Commission income, net	$1,000	$600

Total Revenue	$1,000	$600
Direct Acquisition Costs	$—	$400
Ceding Commission, Contra-Expense	$—	$(400)

Insurance Related Expense	$—	$—
Sales and Marketing Expense	$400	$—

Operating Income	$600	$600

This example illustrates that as the percentage of premium written on Hippo’s carrier (vs. a third-party carrier) increases, the lower Hippo’s commission income and expense will be. The same underlying book of business generates a different revenue result when written on a third-party carrier even though revenue and operating income is identical in both cases.

Exhibits

7.	We note that you have filed a form of tax opinion as exhibit 8.1. Please note that a signed and dated tax opinion must be filed prior to the registration statement being declared effective.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has filed a signed and dated tax opinion as Exhibit 8.1 to the Registration Statement.

Additional Questions & Responses

Question: During a call on June 16, 2021 with the Staff, Hippo was asked if a portion of its business would be subject to Regulation S-X, Rule 5-03(b) and if so, how Hippo can adhere to the requirement of presenting a separate cost of revenue when Hippo is organized as an insurance company under Regulation S-X, Rule 7.04 for Insurance Companies.

Response: In response to the Staff’s additional question, Hippo respectfully submits the following clarifications supporting why Hippo is not required to present Hippo’s cost of revenue and gross profit, as required under Regulation S-X, Rule 5-03(b) as Hippo is organized as an insurance company under Regulation S-X, Rule 7.04 for Insurance Companies. Hippo believes the income statement presentation complies with Regulation S-X Rule 7.04 for Insurance Companies.

Hippo has categorized itself and has described itself as an insurance company in the Registration Statement, for reference:

1.

Risk factors: Hippo defines competition from other companies like Allstate, Farmers, Liberty Mutual, State Farm and Travelers, which are all are insurance companies providing financial statements under the requirements of Article 7.

2.	Information about Hippo: Letter from Hippo’s Founder and CEO describes Hippo as an Insurance Company and the industry that it is part of.

3.	Financial and Operating Metrics of: Total Generated Premium, Loss Ratio, Premium Retention impact Hippo’s growth and profitability.

4.	Description of Hippo, its industry and opportunity, which provides insights of how Hippo is a home insurance company and describe its industry as the home insurance industry.

As discussed above, Hippo considers itself as an insurance company and according to the guidance provided in S-X 5-01 (provided below) is exempt from Article 5.

“Sections 210.5-01 to 210.5-04 shall be applicable to financial statements filed for all persons except— […]

(c) Insurance companies (see §§210.7-01 to 210.7-05 ).”

Accordingly, Hippo prepares its financial statements under Article 7 of Regulation S-X for insurance companies, which explicitly precludes adherence to Article 5, inclusive of presenting cost of revenues. The cost of revenues presentation in Article 5 of Regulation S-X is most applicable to a commercial company without specialization, and therefore, is not applicable to Hippo.

Hippo also considered the following question and interpretive response from Staff Accounting Bulletin (“SAB”) Topic 6:G.1:

Question 2: If a company is in a specialized industry where “gross profit” generally is not computed (e.g., banks, insurance companies and finance companies), what disclosure should be made to comply with the requirements of Item 302(a)(1)?

Interpretive Response: Companies in specialized industries should present summarized quarterly financial data which are most meaningful in their particular circumstances. For example, a bank might present interest income, interest expense, provision for loan losses, security gains or losses and net income. Similarly, an insurance company might present net premiums earned, underwriting costs and expenses, investment income, security gains or losses and net income.

The SAB refers to “specialized industries” where cost of sales and gross profit is not presented, and provides examples that include, but are not limited to, banks, insurance companies and finance companies.

Hippo is organized as an insurance company and its consolidated financial statements present summarized quarterly financial data in the manner that Hippo believes to be most meaningful for Hippo’s circumstances. Further, the financial statements have been prepared in accordance with the guidance and requirements of Article 7 of Regulation S-X, which requires non-classified balance sheets and income statements.

Hippo further advises the Staff that it also researched the filings of several public property and casualty insurance brokers (Marsh & McLennan Companies, Inc. and Subsidiaries, Aon plc, Arthur J. Gallagher & Co., BROWN & BROWN, INC. and Goosehead Insurance, Inc.), which also do not present cost of revenues on the face of their income statements.

Hippo further believes that if it were required to present cost of revenues, then Hippo’s statement of income would not be in accordance with the Article 7, Rule 7.04 of Regulation S-X guidance. As a result of the foregoing, Hippo believes it has appropriately presented its financial statements in accordance with Article 7, Rule 7.04 of Regulation S-X for insurance companies.

***

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2438 should you require further information.

Very truly yours,

/s/ Michael Thompson
Michael Thompson

cc:	Assaf Wand, Stewart Ellis
Hippo Holdings, Inc.

cc:	Tad J. Freese, Chad G. Rolston, Miles P. Jennings
Latham & Watkins, LLP

cc:	H. Rodgin Cohen, Jared M. Fishman, Marion Leydier
Sullivan & Cromwell LLP